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                                   Filed by Fisher Scientific International Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                       under the Securities and Exchange Act of 1934, as amended

                           Subject Company: Fisher Scientific International Inc.
                                                    Commission File No.: 1-10920


This video relates to a planned merger (the "Merger") between Fisher Scientific International Inc. ("Fisher") and Apogent Technologies Inc. ("Apogent") pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the "Merger Agreement"), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

MEDIA:            TELEVISION
STATION:          BLTV
MARKET:           NATIONAL CABLE
DATE:             03/18/04
TIME:             10:11 AM ET
SHOW:             MARKET ACTION
SUBJECT:          PAUL MONTRONE, CEO OF FISHER SCIENTIFIC

SUZY ASSAAD, ANCHOR:

Shares of medical instrument maker Apogent Technologies are moving up about a third of a percent today. In yesterday's session, Fisher Scientific announced it is buying Apogent for two point seven billion dollars in stock, and that news sent Apogent shares up about four percent in yesterday's session.

Stockholders will get about a half Fisher share for each one of Apogent share that they own, and that values the offer today at twenty-nine dollars thirty-three cents for each Apogent share. That would be a one point seven percent premium over their closing price on Wednesday of twenty-eight dollars and eighty-five cents. The New Hampshire-based Fisher is also assuming nearly a billion dollars of debt.

And joining us to talk about the deal is Fisher Scientific's chief executive officer, Paul Montrone. We thank you for being with us this morning, Paul.

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PAUL MONTRONE, CEO, FISHER SCIENTIFIC:

Hi, Suzy.

ASSAAD:

Appreciate your time today. Why Apogent, why this deal, why now?

MONTRONE:

Well, I don't know if you noticed in the morning newspaper, there was a census report on the aging population. Between now and 2030, the number of people over the age of sixty-five is going to go from twelve percent of the population to twenty percent of the population. That's essentially doubling the number of people over that age. Those people use five times the number of clinical tests than the average, more drugs, more tests, so this deal is all about our participation in drug discovery, clinical laboratory testing, more proprietary products.

ASSAAD:

It's interesting, because you would think that a lot of that already was factored into the business and already factored, obviously, into the stock prices and the expectations for going forward.

MONTRONE:

Well, I think that a certain amount obviously is. I mean, people want to be involved with this. I think the difference here is that if somebody is interested in investing in a major drug discovery, you know, a major drug, a new drug, that's one kind of investment. If somebody is interested in participating in all aspects of a broad-based drug discovery, clinical testing, then Fisher together with Apogent is probably the best play around.

ASSAAD:

In terms of the head count, are you going to have to make some cuts? Do you expect to retain the same number of people?

MONTRONE:

We've estimated fifty-five million to a hundred million in total cost savings. A lot of that is manufacturing efficiency. These companies have a lot of manufacturing plants. We've



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got efficiencies to do in marketing and sales, we've got the usual overhead consolidations to take place. And, you know, more, a larger company, more purchasing power for, you know, buying our normal goods.

So I think there's a lot of ways. There certainly will be some dislocations of people, and obviously all companies go through this. We treat our people with great care, they're important to us, and I think that there will be some of that, but this is not a deal about laying off thousands of people.

ASSAAD:

Fisher and Apogent are located only thirteen miles apart...

MONTRONE:

Yes.

ASSAAD:

....in New Hampshire. Your president worked for twenty-five years at Apogent.

MONTRONE:

Right.

ASSAAD:

How much did that have to play in this purchase?

MONTRONE:

Well, this is, this is a long courtship. I mean, this is, we've been doing business together for fifty years, and I guess we'd like to say, you know, the stars were aligned, it was a big moon, full moon, and we finally decided to tie the knot. This is like, you know, people that have lived together for years deciding to tie the knot.

ASSAAD:

Also, we had an investor who said that basically Apogent effectively gave up on a strategy of growing through acquisitions. You said that the industry is very mature, that you're looking at top line growth of four to six percent. He said even five to seven

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percent may be the most optimistic out there. And one question is, is why would you be pursuing a strategy that in a way he's saying Apogent has already given up on?

MONTRONE:

Well, I guess I'll have to differ with that analyst. I mean, the segment that we're taking, with this acquisition, our life science business to over one billion dollars on a consolidated basis, us and Apogent. That business is growing at ten to twelve percent, so we are concentrating more and more of our attention on these higher-growth markets.

ASSAAD:

Do you have the funds to pay for this acquisition? How are you planning to do all that?

MONTRONE:

Well, it's a stock for stock deal. In reality, it does increase our financial flexibility. In a year, we're estimating by 2005, over five hundred million dollars of cash flow from operations, which is money. I mean, both of these businesses generate a tremendous amount of cash, which we can then use to invest for future growth.

ASSAAD:

Do you think you're going to have to go to the bond markets?

MONTRONE:

Well, there will be a little brief financing involved of the debt. We probably will be in the bond markets, but it's not a major part of this deal.

ASSAAD:

Okay. You're among one of the biggest companies already out there in this field. Is it your goal to be the largest company in this sector?

MONTRONE:

Well, I'd like to have the goal of being the most profitable. We don't care about size.

ASSAAD:

Okay. We thank you so much for being with us today.


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MONTRONE:

Thank you. Appreciate it.

ASSAAD:

Good luck with your acquisition. We have been speaking with Fisher Scientific's chief executive officer, Paul Montrone.

                                      * * *

                           FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher's and Apogent's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger;
(2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.


                     ADDITIONAL INFORMATION ABOUT THE MERGER
                              AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher's website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent's website at www.apogent.com. Investors and security holders are urged to read the joint proxy



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statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher's 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.